Exhibit 12.1

NII HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended March 31,
	2014		2013

Loss from continuing operations before income tax provision	$(371,060)		$(164,202)

Add:
Fixed charges	175,957		159,488
Amortization of capitalized interest	12,616		10,305

Less:
Interest capitalized	12,722		23,620
Equity in losses of unconsolidated affiliates	—		—
Losses attributable to minority interests	—		—
Losses as adjusted	$(195,209)		$(18,029)

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$140,212		$109,662
Interest capitalized	12,722		23,620
Portion of rent expense representative of interest (30%)	23,023		26,206
Fixed charges	$175,957		$159,488

Ratio of losses to fixed charges	—	(1)	—	(1)

(1) For the three months ended March 31, 2014 and 2013, earnings were inadequate to cover fixed charges by $371.2 million and $177.5 million, respectively.